April 30, 2019

Matthew Eckl
Chief Financial Officer
CECO Environmental Corp.
14651 North Dallas Parkway, Suite 500
Dallas, TX 75254

       Re: CECO Environmental Corp.
           Registration Statement on Form S-3
           April 24, 2019
           File No. 333-231001

Dear Mr. Eckl:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

       Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing and
                                                            Construction